Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196887

Prospectus Supplement to

Prospectus dated September 18, 2014

Supplement to

Offer to Exchange

each

Common Share, Preferred Share, Unit and American Depositary Share

of

BANCO SANTANDER (BRASIL) S.A.

for

0.3576 of an Ordinary Share (for each Common Share or Preferred Share)

and

0.7152 of an Ordinary Share (for each Unit or American Depositary Share)

of

BANCO SANTANDER, S.A.

Represented by

American Depositary Shares

The U.S. exchange offer and withdrawal rights for tenders of Santander Brasil Securities pursuant to the U.S. exchange offer will expire at 5:00 p.m. Eastern time (7:00 p.m. São Paulo time) on October 30, 2014, unless extended.

This prospectus supplement relates to the U.S. exchange offer by Banco Santander, S.A. on the terms and subject to the conditions specified in the offer to exchange/prospectus dated September 18, 2014, which we refer to as the “original prospectus,” and the separate Brazilian exchange offer pursuant to the Brazilian offering documents to acquire all the issued and outstanding (i) Santander Brasil common shares, (ii) Santander Brasil preferred shares, (iii) Santander Brasil units and (iv) in the case of the U.S. exchange offer only, Santander Brasil ADSs, in each case other than any Santander Brasil ADSs, Santander Brasil units or Santander Brasil shares owned directly or indirectly by Santander Spain. As contemplated by the original prospectus, Santander Spain is increasing the exchange ratios to reflect the Santander Spain scrip dividend declared on October 16, 2014 with a record date of October 17, 2014. Santander Spain has increased the exchange ratios in the exchange offers from 0.35 to 0.3576 of a Santander Spain ordinary share for each Santander Brasil share and 0.70 to 0.7152 of a Santander Spain ordinary share for each Santander Brasil unit or Santander Brasil ADS.

Except for the increase in the exchange ratios, all other terms of the exchange offers remain the same. This prospectus supplement modifies and supercedes certain information included in the original prospectus to reflect the increase in the exchange ratios. This prospectus supplement should be read in conjunction with the original prospectus and the related letters of transmittal.

Holders of Santander Brasil Securities who have already tendered their Santander Brasil Securities into the U.S. exchange offer and who have not withdrawn such securities do not need to take any further action to receive the additional Santander Spain ADSs provided by the increase in the exchange ratios if their securities are accepted for exchange pursuant to the U.S. exchange offer. Holders of Santander Brasil Securities who wish to tender but have not done so, should follow the instructions included in the original prospectus and the related letters of transmittal. Those letters of transmittal remain effective.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued in the transactions described in this prospectus supplement or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 16, 2014

QUESTIONS AND ANSWERS ABOUT THE AMENDMENT OF THE PROPOSED EXCHANGE OFFERS

Q.	Why did Santander Spain increase the exchange ratios?

A.	In the original prospectus, Santander Spain stated its expectation to declare a scrip dividend on Santander Spain ordinary shares under its “Santander Dividendo Elección” program (scrip dividend scheme) with a record date of October 17, 2014 and its intention to amend the exchange offers after the Santander Spain scrip dividend had been declared to reflect the value of the Santander Spain scrip dividend in an amount determined by Santander Spain, so that holders of Santander Brasil Securities that tender into the exchange offers receive the value of the Santander Spain scrip dividend. Accordingly, Santander Spain has increased the exchange ratios to reflect the value of the October 17, 2014 record date scrip dividend, which Santander Spain declared on October 16, 2014.

Q.	What will I receive if the exchange offers are completed?

A.	If the exchange offers are completed, you will receive 0.3576 of a Santander Spain ordinary share for each Santander Brasil share and 0.7152 of a Santander Spain ordinary share for each Santander Brasil unit or Santander Brasil ADS you tender into, and do not withdraw from, the U.S. exchange offer.

Q.	Has Santander Brasil or its board of directors made any recommendation regarding the exchange offers?

A.	Yes. Santander Brasil is a Brazilian company and Brazilian law governs the duties and obligations of Santander Brasil’s board of directors, a majority of the members of which are representatives of Santander Spain. Under Brazilian law, within fifteen calendar days after the publication of the exchange offer notice required by Brazilian law in connection with the exchange offers, the board of directors of Santander Brasil is required to prepare and disclose an opinion on (i) the convenience and opportunity of the exchange offers vis-à-vis the interests of the shareholders of Santander Brasil and the liquidity of their securities; (ii) the impact of the exchange offers on the interests of Santander Brasil; and (iii) the announced strategic plans of the offeror in connection with Santander Brasil. Under Brazilian law, the board of directors must express an opinion in favor or against the acceptance of the exchange offers and may not remain neutral, advising the shareholders that the decision on whether to tender or not their securities is ultimately a decision to be taken in their discretion. In addition, under U.S. law, within ten business days after the commencement of the U.S. exchange offer, Santander Brasil is required to file with the SEC and distribute to its shareholders a statement indicating whether it recommends in favor of the U.S. exchange offer, recommends against the U.S. exchange offer, expresses no position and remains neutral in connection with the U.S. exchange offer or expresses that it is unable to take a position regarding the U.S. exchange offer. In each case the board is required to explain the reasons for its position.

At a meeting held on October 2, 2014, attended by all of the members of the board of directors of Santander Brasil, the board, with the abstention of Messrs. José Antonio Álvarez Álvarez and José Manuel Tejón Borrajo, determined that it is in favor of the acceptance of the exchange offers. As a result, the board recommended that holders of Santander Brasil Securities accept the exchange offers. At that meeting, the board of directors of Santander Brasil also informed the holders of Santander Brasil Securities that the decision to tender their securities is ultimately at their discretion. On October 2, 2014, Santander Brasil filed a Schedule 14D-9 with the SEC including its recommendation that holders of Santander Brasil Securities accept the exchange offers.

Q.	How many Santander Spain ordinary shares will be issued in connection with the exchange offers?

A.	Assuming that all outstanding Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs, other than those owned directly or indirectly by Santander Spain, are acquired in the exchange offers, based on the increased exchange ratios, Santander Spain would issue 688,186,456 Santander Spain ordinary shares in connection with the exchange offers.

Q.	How do I tender my Santander Brasil Securities in the exchange offers; what if I have already tendered my Santander Brasil Securities?

A.	Holders of Santander Brasil Securities who wish to tender their Santander Brasil Securities but have not yet done so, should follow the instructions included in the original prospectus, related letters of transmittal and Brazilian offer documents, as applicable.

Holders of Santander Brasil Securities who have already tendered their Santander Brasil Securities pursuant to the exchange offers and who have not withdrawn such securities do not need to take any further action to receive the additional Santander Spain ADSs provided by the increase in the exchange ratios if their securities are accepted for exchange pursuant to the exchange offers.

Q.	Has the deadline for tendering into the exchange offers or for exercising withdrawal rights changed?

A.	No. You may tender your Santander Brasil ADSs, Santander Brasil units or Santander Brasil shares into the U.S. exchange offer through the U.S. exchange agent at any time prior to the expiration time, which continues to be 5:00 p.m. Eastern time (7:00 p.m. São Paulo time) on the expiration date, which continues to be October 30, 2014 but will change if the exchange offers are extended. If you hold Santander Brasil shares or Santander Brasil units that are not represented by Santander Brasil ADSs, you may tender your Santander Brasil shares or Santander Brasil units into the Brazilian exchange offer through the Auction on Bovespa at any time prior to 8:30 a.m. Eastern time (10:30 a.m. São Paulo time) on the expiration date.

You may withdraw any Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs tendered into the U.S. exchange offer through the U.S. exchange agent at any time prior to 5:00 p.m. Eastern time (7:00 p.m. São Paulo time) on the expiration date. If you tender your Santander Brasil shares or Santander Brasil units into the Brazilian exchange offer through the Auction on Bovespa, you may withdraw such Santander Brasil shares or Santander Brasil units at any time prior to 11:00 a.m. Eastern time (1:00 p.m. São Paulo time) on the expiration date. In addition, in accordance with U.S. securities laws, you may withdraw Santander Brasil shares, Santander Brasil units or Santander Brasil ADSs tendered into the U.S. exchange offer if they have not been accepted for exchange within 60 days after the date of the original prospectus.

Q.	Who can I call with questions?

A.	If you have more questions about the amendment of the exchange offers, you should contact D.F. King & Co., Inc., at 48 Wall Street, New York, New York 10005.

THE EXCHANGE OFFERS

Amended Terms of the Offer:

The discussion set forth in the original prospectus regarding the terms of the exchange offers is hereby amended and supplemented as follows:

Santander Spain is making separate offers, a U.S. exchange offer upon the terms and subject to the conditions set forth in the original prospectus, the related letters of transmittal and this prospectus supplement, and a Brazilian exchange offer pursuant to the Brazilian offering documents, to acquire all the outstanding Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs that are not owned directly or indirectly by Santander Spain in exchange for 0.3576 newly issued Santander Spain ordinary shares, for each Santander Brasil share, and for 0.7152 newly issued Santander Spain ordinary shares, for each Santander Brasil unit or Santander Brasil ADS.

Based on a closing price per Santander Spain ordinary share on the SSE of €7.149, an exchange rate of Brazilian reais of 2.399 per U.S.$1.00 and an exchange rate of euros 1.267 per U.S.$1.00, in each case, as of October 14, 2014, the increased exchange ratios for the exchange offers represented:

•	premiums of 19.5% over the closing price per Santander Brasil preferred share on Bovespa, 28.4% over the closing price per Santander Brasil common share on Bovespa, 22.0% over the closing price per Santander Brasil unit on Bovespa and 12.1% over the closing price per Santander Brasil ADS on the NYSE, in each case on April 28, 2014, the last trading day before the public announcement of the exchange offers;

•	a premium of 19.2% to the average closing price per Santander Brasil preferred share on Bovespa, a premium of 7.5% to the average closing price per Santander Brasil common share on Bovespa, a premium of 27.2% to the average closing price per Santander Brasil unit on Bovespa and a premium of 6.1% to the average closing price per Santander Brasil ADS on the NYSE, in each case during the 12 months prior to April 28, 2014;

•	a premium of 3.6% to the highest closing price per Santander Brasil preferred share on Bovespa, a discount of 5.8% to the highest closing price per Santander Brasil common share on Bovespa, a premium of 14.9% to the highest closing price per Santander Brasil unit on Bovespa and a discount of 13.2% to the highest closing price per Santander Brasil ADS on the NYSE, in each case during the 12 months prior to April 28, 2014;

•	a premium of 41.3% to the lowest closing price per Santander Brasil preferred share on Bovespa, a premium of 41.3% to the lowest closing price per Santander Brasil common share on Bovespa. a premium of 42.4% to the lowest closing price per Santander Brasil unit on Bovespa and a premium of 44.3% to the lowest closing price per Santander Brasil ADS on the NYSE, in each case during the 12 months prior to April 28, 2014;

•	a premium of 6.7% over the closing price per Santander Brasil preferred share on Bovespa, a premium of 2.1% over the closing price per Santander Brasil common share on Bovespa, a premium of 4.2% over the closing price per Santander Brasil unit on Bovespa and a premium of 3.8% over the closing price of U.S.$6.24 per Santander Brasil ADS on the NYSE on October 14, 2014.

If all Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs, other than those owned directly or indirectly by Santander Spain at the time the exchange offers were launched, are validly tendered into, and not withdrawn from, the exchange offers and no Santander Brasil shares (including those represented by Santander Brasil ADSs) or Santander Spain ordinary shares (including those represented by Santander Spain ADSs or Santander Spain BDSs) are issued after the date of this prospectus supplement other than the Santander Spain ordinary shares to be issued pursuant to the exchange offers (which will be represented by Santander Spain

ADSs and Santander Spain BDSs), 688,186,456 Santander Spain ordinary shares will be issued in connection with the exchange offers, and the number of outstanding Santander Spain ordinary shares (including those represented by Santander Spain ADSs and Santander Spain BDSs) will increase from 11,988,091,130 as of October 14, 2014 to 12,676,277,586. Based on the same assumptions, the 688,186,456 Santander Spain ordinary shares represented by Santander Spain ADSs and Santander Spain BDSs to be issued to holders of Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs in connection with the exchange offers will represent approximately 5.429% of the outstanding Santander Spain ordinary shares (including those represented by Santander Spain ADSs and Santander Spain BDSs) immediately after the completion of the exchange offers.

Assuming that all outstanding Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs, other than those owned directly or indirectly by Santander Spain, are acquired in the exchange offers and the exchange offers are completed on the terms and conditions set forth in the original prospectus, the Brazilian offering documents and this prospectus supplement, Santander Spain’s share capital (including share premium) will be increased by an amount equal to U.S.$6,232 million or €4,920 million based on an exchange rate of euros 1.267 per U.S.$1.00 as of October 14, 2014.

Conditions to Completion of the Exchange Offers

The exchange offers are subject to the conditions set forth in the original prospectus under “The Exchange Offers—Conditions to Completion of the Exchange Offers,” which discussion is hereby amended and supplemented as follows:

The report to be issued by an expert designated by the Commercial Registry of Cantabria with regard to the fair value of the Santander Brasil shares, the Santander Brasil units and the Santander Brasil ADSs to be received by Santander Spain in the exchange offers confirming that their fair value is at least equal to the par value and, if applicable, the value of the issue premium of the Santander Spain ordinary shares to be issued in exchange therefor was received on October 16, 2014 and, therefore, the corresponding condition to the completion of the exchange offers has been satisfied.

Procedure for Tendering

Holders of Santander Brasil Securities who have already tendered their Santander Brasil Securities pursuant to the exchange offers and who have not withdrawn such securities do not need to take any further action to receive the additional Santander Spain ADSs provided by the increase in the exchange ratios if their securities are accepted for exchange pursuant to the exchange offers.

Holders of Santander Brasil Securities who wish to tender their Santander Brasil Securities but have not yet done so, should follow the instructions included in the original prospectus, related letters of transmittal and Brazilian offer documents, as applicable. Those letters of transmittal remain effective at the increased exchange ratios. For more information on the procedure for tendering, the time and expense of tendering, the timing of the exchange offers, extensions of the exchange offers and your rights to withdraw your Santander Brasil shares, Santander Brasil units and/or Santander Brasil ADSs from the exchange offers prior to the expiration time, see “The Exchange Offers—Procedure for Tendering” in the original prospectus.

COMPARATIVE PER SHARE INFORMATION

The sections entitled “Summary—Comparative Per Share Information” and “Comparative Per Share Information” in the original prospectus are amended and restated in their entirety to read as follows:

The following table summarizes unaudited per share information for Santander Spain and Santander Brasil on a historical basis, pro forma basis for Santander Spain and equivalent pro forma basis for Santander Brasil. The pro forma and pro forma-equivalent per share information gives effect to the transaction as if the transaction had been effective on the date presented in the case of the book value data and as if the transaction had become effective on January 1, 2013, inclusive, in the case of the income per share and dividends data. The pro forma adjustments for the income per share from continuing operations (basic and diluted) reflect the additional profit attributable to the Santander Group. The pro forma adjustments for the book value per share reflect the difference between the changes in carrying amount of the controlling and non-controlling interests and the fair value of the consideration paid. For the accounting treatment of the exchange offers, see the section “The Exchange Offers—Accounting Treatment” of the original prospectus. The following information should be read in conjunction with the audited annual consolidated financial statements of Santander Spain and Santander Brasil included in the Santander Spain 2013 Form 20-F and the Santander Brasil 2013 Form 20-F and the unaudited interim condensed consolidated financial statements of Santander Spain and Santander Brasil included in the Santander Spain Second Quarter 6-K and the Santander Brasil Second Quarter 6-K, respectively.

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the proposed exchange offers had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of Santander Spain and Santander Brasil. The historical book value per share is computed by dividing total stockholders’ equity by the number of shares outstanding at the end of the period. The pro forma per share earnings from continuing operations are computed by dividing the pro forma income from continuing operations available to shareholders by the pro forma weighted average number of shares outstanding. The pro forma book value per share is computed by dividing total pro forma stockholders’ equity by the estimated pro forma number of shares outstanding at the end of the period. Santander Brasil equivalent pro forma per share amounts are calculated by multiplying Santander Spain pro forma per share amounts by 0.3576, which is the increased exchange ratio per Santander Brasil share payable pursuant to the exchange offers, in order to show the information for Santander Brasil shareholders after the exchange offers. The historical per share information of Santander Spain and Santander Brasil was derived from their respective audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements.

	For the Year ended December 31, 2013				For the 6 Months ended June 30, 2014
	R$	€		U.S.$	R$	€		U.S.$
Santander Spain—Historical
Historical per Santander Spain ordinary share:(1)
Income (loss) per share from continuing operations (basic)	—	0.40		0.53	—	0.24		0.33
Income (loss) per share from continuing operations (diluted)	—	0.40		0.53	—	0.24		0.33
Income (loss) per share from discontinued operations (basic)	—	0.00		0.00	—	0.00		0.00
Income (loss) per share from discontinued operations (diluted)	—	0.00		0.00	—	0.00		0.00
Cash dividends declared per share	—	0.60	(2)	0.83	—	0.30	(2)	0.41
Book Value per share	—	6.23		8.60	—	6.38		8.72
Santander Brasil—Historical
Historical per Santander Brasil share:(1)(3)
Income per share from continuing operations (basic)
Common shares	0.46	0.16		0.21	0.35	0.11		0.15
Preferred shares	0.51	0.18		0.23	0.39	0.12		0.17

	For the Year ended December 31, 2013				For the 6 Months ended June 30, 2014
	R$	€		U.S.$	R$	€	U.S.$
Income per share from continuing operations (diluted)
Common shares	0.46	0.16		0.21	0.35	0.11	0.15
Preferred shares	0.51	0.18		0.23	0.39	0.12	0.17
Income per share from discontinued operations (basic)
Common shares	0.26	0.09		0.12	0.00	0.00	0.00
Preferred shares	0.29	0.10		0.13	0.00	0.00	0.00
Income per share from discontinued operations (diluted)
Common shares	0.26	0.09		0.12	0.00	0.00	0.00
Preferred shares	0.29	0.10		0.13	0.00	0.00	0.00
Cash dividends declared per share
Common shares	0.30	0.11		0.14	0.08	0.02	0.03
Preferred shares	0.33	0.12		0.15	0.09	0.03	0.04
Book value per share
Common shares	5.45	1.69		2.33	5.25	1.75	2.38
Preferred shares	5.25	1.63		2.24	5.06	1.69	2.30
Santander Spain—Unaudited Pro Forma
Unaudited pro forma per Santander Spain ordinary share:(1)
Income (loss) per share from continuing operations (basic)	—	0.42		0.56	—	0.24	0.33
Income (loss) per share from continuing operations (diluted)	—	0.42		0.56	—	0.24	0.33
Income (loss) per share from discontinued operations (basic)	—	0.00		0.00	—	0.00	0.00
Income (loss) per share from discontinued operations (diluted)	—	0.00		0.00	—	0.00	0.00
Cash dividends declared per share	—	0.60	(2)	0.83	—	0.30	0.41
Book value per share	—	6.26		8.64	—	6.42	8.77
Santander Brasil—Unaudited Pro Forma Equivalent
Unaudited pro forma per Santander Brasil common share and Santander Brasil preferred share:(1)(3)(4)
Income (loss) per share from continuing operations (basic)	0.44	0.15		0.20	0.25	0.08	0.11
Income (loss) per share from continuing operations (diluted)	0.44	0.15		0.20	0.25	0.08	0.11
Income (loss) per share from discontinued operations (basic)	0.00	0.00		0.00	0.00	0.00	0.00
Income (loss) per share from discontinued operations (diluted)	0.00	0.00		0.00	0.00	0.00	0.00
Cash dividends declared per share	0.67	0.21		0.29	0.32	0.11	0.15
Book value per share	7.19	2.24		3.09	6.89	2.30	3.14

(1)	Amount translated into U.S. dollars using the average U.S.$/€ exchange rate applicable during the applicable period for net income. For cash dividends and for book value, the U.S.$/€ exchange rates as of December 31, 2013 and June 30, 2014, as applicable, are used.
(2)	The dividends per share disclosed above is calculated on the assumption that the amounts equivalent to the relevant interim and final dividends are paid in cash.
(3)	Amount translated into U.S. dollars using the average U.S.$/Brazilian reais exchange rate applicable during the period for net income. For cash dividends and for book value, the U.S.$/Brazilian reais exchange rates as of December 31, 2013 and June 30, 2014, as applicable are used.
(4)	Santander Brasil—Unaudited Pro Forma Equivalent share amounts are calculated by multiplying the Santander Spain—Unaudited Pro Forma per share amounts by the exchange ratio of 0.3576.